Filed pursuant to Rule 424(b)(3)

Registration No. 333-120847

SUPPLEMENT NO. 16
DATED SEPTEMBER 20, 2007
TO THE PROSPECTUS DATED JUNE 1, 2006

OF BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

This Supplement No. 16 supplements, and should be read in conjunction with, the prospectus dated June 1, 2006, Supplement No. 13 dated July 24, 2007, Supplement No. 14 dated August 14, 2007 and Supplement No. 15 dated September 12, 2007. Supplement No. 13 superseded and replaced all prior supplements to the prospectus.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections as described below.  Unless otherwise defined in this Supplement No. 16, capitalized terms used have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our initial public offering of shares of our common stock on September 20, 2005.  As of September 13, 2007, we have sold approximately 45,400,000 shares in the primary offering and approximately 700,000 shares through our distribution reinvestment plan, generating approximately $454.8 million in gross offering proceeds.

Suitability Standards

General

The sixth paragraph of the “Suitability Standards – General” section beginning on page 1 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Several states have established suitability requirements that are more stringent than the standards that we have established and described above.  Shares will be sold only to investors in these states who meet the special suitability standards set forth below:

•                  Arizona, Massachusetts, Michigan and Tennessee - Investors must have either (1) a net worth of at least $225,000 or (2) gross annual income of $60,000 and a net worth of at least $60,000.

•                  California – Investors must have either (1) a net worth of at least $225,000 or (2) gross annual income of $60,000 and a net worth of at least $60,000; provided, however, that such special suitability standards shall not be applicable to an individual (or a husband and wife) who, including the proposed purchase, has not purchased more than $2,500 worth of securities issued or proposed to be issued by us within the twelve months preceding the proposed sale.

•                  Iowa – Investors must have either (1) a net worth of at least $250,000 or (2) gross annual income of $70,000 and a net worth of at least $70,000.

•                  Kansas – Investors must have either (1) a net worth of at least $250,000 or (2) gross annual income of $70,000 and a net worth of at least $70,000.  In addition to these suitability standards, the Office of the Kansas Securities Commissioner recommends that an investor’s aggregate investment in our securities and similar direct participation investments should not exceed 10% of the investor’s liquid net worth.  For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.  Kansas investors will be required to provide a signed certification of their satisfaction of the required suitability standards and an acknowledgement of the recommendation of the Office of the Kansas Securities Commissioner.

•                  Maine – Investors must have either (1) a net worth of at least $200,000 or (2) gross annual income of $50,000 and a net worth of at least $50,000.

•                  New Jersey – Investors must have either (1) a net worth of at least $225,000 or (2) annual taxable income of $60,000 and a net worth of at least $60,000.

•                  Ohio – Investors must have either (1) a net worth of at least $250,000 or (2) gross annual income of $70,000 and a net worth of at least $70,000.  In addition, investors must have a liquid net worth of at least ten times their investment in the shares of us and our affiliates.

•                  Pennsylvania – In addition to our standard suitability requirements, investors must have a liquid net worth of at least ten times their investment in our shares.